Exhibit 99.5
Indicative Estimation of the Impacts on the Value resulting from a possible Recall of Ultravist 370
Schering Aktiengesellschaft, Berlin

Schering AG
Indicative Estimate
Ultravist

1 Assignement and Execution
The Management Board of Bayer AG, Leverkusen, (hereinafter, “Bayer”), the Management Board of Schering Aktiengesellschaft, Berlin, (hereinafter, “Schering”) as well as the management of Dritte BV GmbH, Leverkusen, (hereinafter, “DBV”, together with Schering AG and Bayer, the “Clients”) have mandated us in a letter dated 18 May 2006 with the preparation of an objective equity value of Schering in the function as an independent expert.
We concluded the substance of this work on 26 July 2006 and issued a written report dated 27 July 2006 on the results of our work.
Schering informed us on 28 July 2006 that a recall might be required for Ultravist 370, a product in the business area Diagnostic Imaging, depending on the continuing clarification of the set of facts.
We were, therefore, requested by our clients to provide an indicative estimate of the effects of a possible recall on the equity value, the value per share as well as the guaranteed dividend.
We have carried out an indicative estimation of the effects on the values on the basis of the information and documents provided to us. The information and documents were provided to us at the same time as the valuation process was being conducted at Schering.
With regard to the limitations in our liability and the other agreements, we refer to the regulations agreed for the mandate dated 18 May 2006.

Schering AG
Indicative Estimate
Ultravist

2 Facts
We are basing our indicative estimates on the influence on the values on the following facts:
Ultravist is an x-ray contrast agent which has basically been on the market since 1985. Net sales in the amount of € 248 million were realized in the fiscal year 2005. The product is produced and distributed in various concentrations (150/240/300/370). The variety having the highest concentration of iodine which is marketed is Ultravist 370. Ultravist 370 is the youngest product in the Ultravist product group and is also the product with the highest growth rates as it is particularly suitable for the requirements of modern medicine.
A few individual cases of crystallization were recently observed in ampoules and bottles of Ultravist 370, produced in Berlin. These products returned to Schering by the end users were examined by Schering with regard to the possible causes. These examinations showed that impureness of the product with particles was the cause. These particles have the size above the legal tolerance level. All of the products affected by crystallization were produced in Berlin. In addition, there are production sites in China and South Korea. Therefore, Schering believes that the problem involves the production process at the Berlin site.
For precautionary reasons Schering is considering a recall of all ampoules and bottles of Ultravist 370 produced in Berlin. Independent of a possible recall, a comprehensive examination of the entire production process chain at the site in Berlin is intended in order to determine the causes for the occasional cases of impureness in order to again be able to restart production at the site in Berlin.
The share of Ultravist 370 in the total net sales of Ultravist in the fiscal year 2005 was 43.1%. According to the planning, the growing importance of this variety of the product is expressed in an anticipated share of 46.5 % in the year 2008.
The share of net sales of Ultravist 370 produced in Berlin in the fiscal year 2005 was 86.0%, and this is expected to increase up to 87.1 % by the year 2008.
Schering has carried out an initial estimate of the economic consequences of a possible recall. This estimate is based on various assumptions made for purposes of simplification. As a result of the short time available, this can only be a first indication of the possible consequences.
Schering’s estimate considered the following main issues:
-	A loss of a large part of the annual net sales of Ultravist 370 in the case of a recall as of 31 July 2006,

-	Reintroduction of Ultravist 370 in the fiscal year 2007,

Schering AG
Indicative Estimate
Ultravist

-	Additional losses of net sales for other products in the field of x-ray contrast agents as a result of the experience that some of the customers prefer to purchase all concentrations from one supplier,

-	Partial offset for the loss of net sales of Ultravist 370 by substitution with other products in the field of x-ray contrast agents,

-	Successive recovery of the market position of Ultravist 370 within three years, taking into account a long-term loss of market share,

-	Costs for a possible recall action,

-	Costs for a possibly necessary inspection, re-equipping, inspection of suppliers, etc. currently cannot be estimated and are not included in the valuation model.
As a result of the above described estimates, we determined the following illustrated financial effects:

Ultravist Transfer of Net sales and	2006	2007	2008	2009ff.
Contribution Margin	€m	€m	€m	€m
Net Sales Ultravist (total)	268	290	316
Net Sales U370 production Berlin	102	114	128
Impact on net sales	-36	-92	-64	-21
lmpact on contribution margin	-25	-64	-44	-14
as a % of net sales	70%	69%	68%	68%
We have taken into account the effects going beyond the planning year 2008 in our calculations on the basis of our forecast model.

Schering AG
Indicative Estimate
Ultravist

3 Indicative Estimate for the Value
Under the assumption that there is a recall of the product Ultravist 370 as of 31 July 2006, the following impact on the value per share as well as the guaranteed dividend result from our indicative estimation. We want to clarify that expenses for a possibly necessary redesign of the production process were not included due to problems in the estimation process as explained by the company.

	2006	2007	2008	2009ff.
Derivation of the impact on equity value	€m	€m	€m	€m
Contribution Margin	-25	-64	-44	-14

Earnings before taxes	-69	-64	-44	-4
Taxes	25	23	15	1
Net income	-45	-41	-28	-3

Value impact of retention	-28	-26	-18	-2
Value impact on distribution	-16	-15	-10	-1
Typified shareholder income tax on distribution	3	3	2	0
Net earnings received	-42	-38	-26	-2

Discount rate	6.95%	6.91%	6.90%	5.10%
Present value factor applicable to the year	0.9350	0.9354	0.9354	19.6023
Applicable present value as of 01.01.	-134	-101	-70	-48

Discounted earnings as of 01.01.2006	-134

Discounted earnings as of 13.09.2006	-141

Number of shares (million)	190.841

Price per share in €	-0.74
The effects preliminarily forecasted by Schering for the indicative value per share were, thus, approximately € 0.74 below the objective equity value determined in our appraisal dated 27 July 2006. The guaranteed dividend derived from this would be reduced by € 0.03.

Schering AG
Indicative Estimate
Ultravist

4 Concluding remarks
We have prepared this indicative estimate on the value on the basis of the documents and information provided to us and the results of our own examinations.
We want to explicitly point out here that this statement is not a fully comprehensive appraisal; rather, due to the short time available and the currently limited level of information, this is an indicative estimate of possible impact on the value.
Frankfurt am Main, 30 July 2006
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Zeidler	Paulus
Certified Accountant	Certified Accountant